SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

METRON TECHNOLOGY N.V.

(Name of Issuer)

Common Shares, par value € 0.44 per share

(Title of Class of Securities)

N5665B105

(CUSIP Number)

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95054

Attention: Joseph J. Sweeney,

Group Vice President, Legal Affairs and Intellectual Property, and Corporate Secretary

(408) 727-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Richard Millard, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

October 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. N5665B105	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) APPLIED MATERIALS, INC. 94-1655526
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 8 SHARED VOTING POWER: 4,181,182[1] 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,181,182[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.20%[2]
14	TYPE OF REPORTING PERSON: CO

[1]	4,181,182 common shares are subject to the Voting Agreements between Applied Materials, Inc. and certain officers and shareholders of Metron Technology N.V. (as described in Items 3 and 4 of the Original Statement and Item 4 of this Amended Statement), of which 3,181,952 common shares are outstanding and 999,230 common shares are issuable upon exercise of outstanding options that are either currently vested or will vest within 60 days of September 30, 2004.
[2]	Based upon 13,842,961 common shares outstanding after the issuance of 999,230 common shares upon exercise of outstanding options subject to the Voting Agreements (as described in Items 3 and 4 of the Original Statement and Item 4 of this Amended Statement) that are either currently vested or will vest within 60 days of September 30, 2004. Based upon 12,843,731 common shares outstanding as contained in Metron’s Proxy Statement on Schedule 14A, filed November 1, 2004.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2004 (the “Original Statement”) by Applied Materials, Inc. (“Applied”), relating to Metron Technology N.V., a company organized under the laws of The Netherlands (“Metron” or “Issuer”). The Original Statement, as amended hereby, is referred to herein as the “Amended Statement.”

Item 1. Security and Issuer

This Amended Statement on Schedule 13D relates to the common shares, par value € 0.44 per share (“Common Shares”), of Metron Technology N.V. The principal executive offices of Metron are located at 4425 Fortran Drive, San Jose, California 95134.

Item 2. Identity and Background

Schedule A referenced in Item 2 of the Original Statement is hereby deleted and the Amended and Restated Schedule A attached hereto is substituted in its place.

Item 3. Source and Amount of Funds or Other Consideration

No amendments to Item 3 of the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented as follows:

(a) – (c) Concurrent with the execution of the stock and asset purchase agreement on August 16, 2004, Applied initially obtained Voting Agreements and proxies from 13 persons. Subsequently, questions were raised regarding the application of the SEC’s proxy rules to the request for and delivery of the Voting Agreements and proxies, and Applied terminated the Voting Agreements and proxies received from the six members of Metron’s Supervisory Board (covering 84,237 shares and 95,002 options exercisable within 60 days of September 30, 2004 and representing an aggregate of 0.66% of the outstanding Common Shares and an aggregate beneficial ownership of 1.4% as of September 30, 2004).

(d) – (j) No amendments to Item 4(d) – (j) of the Original Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented as follows:

(a) – (b) As a result of the Voting Agreements, Applied may be deemed to be the beneficial owner of 4,181,182 Common Shares as of September 30, 2004. Such Common Shares constitute approximately 30.20% of the issued and outstanding Common Shares, based on 13,842,961 shares, which includes 12,843,731 Common Shares issued and not held in treasury as of September 30, 2004 (as represented by Metron in its Proxy Statement on Schedule 14A, filed November 1, 2004) and assuming that all 999,230 options exercisable within 60 days of September 30, 2004 and subject to the Voting Agreements were exercised. However, Applied (i) is not entitled to any rights as a shareholder of Metron as to the foregoing Common Shares and (ii) disclaims any beneficial ownership of the Common Shares which are subject to the Voting Agreements.

To the knowledge of Applied, no person listed on Amended and Restated Schedule A has an equity or other ownership interest in Metron.

Set forth on Amended and Restated Schedule B hereto are the names of the Shareholders of the currently effective Voting Agreements, and to the knowledge of Applied, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To the knowledge of Applied, no transaction in the class of securities reported on this Amended Statement have been effected during the past 60 days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to Item 5(a) and Item 2 of this Amended Statement.

(d) – (e) No amendments to Item 5(d) – (e) of the Original Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendments to Item 6 of the Original Statement.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2004	APPLIED MATERIALS, INC.

	By:	/s/ Joseph J. Sweeney
Joseph J. Sweeney
Group Vice President,
Legal Affairs and Intellectual Property, and
Corporate Secretary

AMENDED AND RESTATED SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF APPLIED MATERIALS, INC.

The following sets forth the name, business address and present principal occupation or employment of each executive officer and director of Applied. Except as otherwise indicated below, the business address of each person set forth on this Amended and Restated Schedule A is: c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95054.

Name	Title and Present Principal Occupation
James C. Morgan	Chairman of the Board of Directors, Applied Materials, Inc.

Michael R. Splinter	President, Chief Executive Officer and Director, Applied Materials, Inc.

Nancy H. Handel	Group Vice President and Chief Financial Officer, Applied Materials, Inc.

Franz Janker	Senior Vice President, Sales and Marketing, Applied Materials, Inc.

Dan Maydan	Director and President Emeritus, Applied Materials, Inc.

Michael H. Armacost	Director, Applied Materials, Inc. Shorenstein Distinguished Fellow, Asia/Pacific Research Center, Stanford University Encina Hall, Room E301, Stanford, CA 94305-6055

Deborah A. Coleman	Director, Applied Materials, Inc. General Partner, SmartForest Ventures LLC 209 SW Oak, 1st Floor, Portland, OR 97204

Herbert M. Dwight, Jr.	Director, Applied Materials, Inc. Chief Executive Officer, Optical Coating Laboratory, Inc. (retired)

Philip V. Gerdine	Director, Applied Materials, Inc. Executive Director (Overseas Acquisitions), Siemens AG (retired)

Paul R. Low	Director, Applied Materials, Inc. Chief Executive Officer, P.R.L. Associates

Name	Title and Present Principal Occupation
Steven L. Miller	Director, Applied Materials, Inc. Chairman and President, SLM Discovery Ventures, Inc.

Gerhard Parker	Director, Applied Materials, Inc. Executive Vice President, New Business Group, Intel Corporation (retired)

Willem P. Roelandts	Director, Applied Materials, Inc. Chairman, President and Chief Executive Officer, Xilinx, Inc. 2100 Logic Drive San Jose, CA 95124-3400

AMENDED AND RESTATED SCHEDULE B

SHAREHOLDERS PARTY TO A VOTING AGREEMENT

WITH APPLIED MATERIALS, INC.

The following table sets forth the name and present principal occupation or employment of each Shareholder of Metron who is party to a currently effective Voting Agreement with Applied in connection with the Purchase Agreement, and the aggregate number of Metron Common Shares beneficially owned by each such Shareholder as of September 30, 2004. Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Metron Technology, 4425 Fortran Drive, San Jose, CA 95134.

Shareholder Party to Voting Agreement	Shares Beneficially Owned
Entegris Inc. 3500 Lyman Boulevard Chaska, Minnesota 55318	1,219,587 shares and 0 shares upon the exercise of outstanding options, warrants or other rights

FSI International, Inc. 3455 Lyman Boulevard Chaska, Minnesota 55318	1,497,003 shares and 30,709 shares upon the exercise of outstanding options, warrants or other rights

Segal Investments LP	129,528 shares and 0 shares upon the exercise of outstanding options, warrants or other rights

Edward D. Segal, Chairman, Chief Executive Officer and Managing Director of Metron	458,959 shares and 626,886 shares upon the exercise of outstanding options, warrants or other rights

Douglas McCutcheon, Senior Vice President, Chief Financial Officer and Managing Director of Metron	22,138 shares and 60,000 shares upon the exercise of outstanding options, warrants or other rights

Dennis R. Riccio, President, Chief Operating Officer and Managing Director of Metron	21,437 shares and 253,594 shares upon the exercise of outstanding options, warrants or other rights

Greg Greskovich, Vice President (Fab Solutions) and Managing Director of Metron	0 shares and 28,750 shares upon the exercise of outstanding options, warrants or other rights